As filed with the Securities and Exchange Commission on August 11, 2025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

Name of the Company
London Stock Exchange Group plc

N/A
(Translation of issuer’s name into English)

United Kingdom
(Jurisdiction of incorporation or organization of issuer)

Rialto Markets LLC
(Exact name of depositary as specified in its charter)

42 Broadway Suite 12-129 New York, New York 10004

(917) 575-2601
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Digital Securities Depository Corporation, Inc.

Agent for Service

The Malin
32 Mercer Street, 3rd Floor
New York, New York 10013

917-892-1059
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Coleman, Jr.
John A. Coleman, Jr., Esq., P.C.
488 Madison Avenue, Suite 2001, New York, New York 10022

It is proposed that this filing become effective under Rule 466
(check appropriate box)

 ☐ immediately upon filing
☐ on (Date) at (Time).

If a separate statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing common stock of London Stock Exchange plc	10,000,000 American Depositary Shares	$0.05	$500,000	$76.55

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
The prospectus consists of the proposed Form of American Depositary Receipt and Statement of Terms and Conditions filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item -1.	Description of Securities to be Registered

	Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1.	Name and address of depositary	Introductory Article
2.	Title of American Depositary Shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit
	(i) The amount of deposited securities represented by each American Depositary Share	Face of Receipt, upper right corner
	(ii) The procedure for voting, if any, the deposited securities	Articles number 8 and 12
	(iii) The collection and distribution of dividends	Articles number 9 and 13
	(iv) The transmission of notices, reports and proxy soliciting material	Article number 8
	(v) The sale or exercise of rights	Articles number 4 and 9
	(vi) The deposit or sale of securities resulting from dividends, splits, or plans of reorganization	Articles number 9 and 11
	(vii) Amendment, extension, or termination of the deposit agreement	Article number 13 and 17
	(viii) Rights of holders of American Depositary Shares to inspect the transfer books of the depositary and the list of holders of American Depositary Shares	Article number 3
	(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6, 11, 12 and 14
	(x) Limitation upon the liability of the depositary	Articles number 5, 8, 9, 12, 13 and 18

Item - 2.	Available Information

Public reports furnished by issuer	Article number 8

 Part II- Information Not Required in Prospectus.

Item – 3.	Exhibits

1.
Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder. – Filed herewith as Exhibit 1.

4.	Opinion of John A. Coleman, Jr.,Esq., P.C., counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

Item – 4.	Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of American Depositary Shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on August 8, 2025.

Legal entity created by the agreement for the issuance of American Depositary Shares for common stock of London Stock Exchange Group plc.

By: Rialto Markets LLC,
As Depositary

By: /s/ Susan Xouris

Name: Susan Xouris

Title: Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder.
4	Opinion of John A. Coleman, Jr., Esq., P.C., counsel for the Depositary, as to the legality of the securities being registered.